Filed by GEMSTAR-TV GUIDE INTERNATIONAL, INC.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Companies: MACROVISION CORPORATION, File #000-22023
and GEMSTAR-TV GUIDE INTERNATIONAL, INC., File #0-24218

FOR IMMEDIATE RELEASE

GEMSTAR-TV GUIDE ANNOUNCES FILING OF REGISTRATION STATEMENT ON FORM S-4

January 30, 2008 (Los Angeles, CA) -- Gemstar-TV Guide International, Inc. (NASDAQ: GMST) today announced that on January 23, 2008, in connection with the proposed acquisition of Gemstar-TV Guide by Macrovision Corporation (NASDAQ: MVSN), Macrovision Solutions Corporation made its initial Form S-4 registration statement filing with the Securities and Exchange Commission. Once declared effective by the SEC, the final joint proxy statement/prospectus included in the Form S-4 will be mailed to Gemstar-TV Guide and Macrovision stockholders in connection with each company’s special meeting of stockholders to consider the acquisition proposal.

Forward-Looking Statements
This press release contains "forward-looking" statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the proposed acquisition of Gemstar-TV Guide and the completion thereof. A number of factors could cause Macrovision's and Gemstar-TV Guide’s actual results to differ from anticipated results expressed in such forward-looking statements. Such factors include, among others, the approval of the satisfaction of the closing conditions to the transaction, the ability to successfully integrate the merged businesses and technologies, and customer demand for the technologies and integrated offerings. Such factors are further addressed in Macrovision's and Gemstar-TV Guide’s respective securities filings on file with the Securities and Exchange Commission (available at www.sec.gov). Neither company assumes any obligation to update any forward-looking statements except as required by law.

ADDITIONAL INFORMATION

Macrovision Solutions Corporation has filed a Registration Statement on Form S-4 (Registration No. 333-148825) containing a preliminary joint proxy statement-prospectus regarding the proposed transaction and other documents regarding the proposed transaction described in this document with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS AND SUCH OTHER MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANIES AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to stockholders of each of Gemstar-TV Guide and Macrovision seeking their approval of matters in connection with the transaction. Investors and stockholders may obtain a free copy of the joint proxy statement-prospectus (when available) and other documents filed by Macrovision Solutions, Macrovision and Gemstar-TV Guide with the Securities and Exchange Commission at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission incorporated by reference in the joint proxy statement/prospectus, such as annual, quarterly and special reports, and other information, directly from Macrovision by directing a request to Macrovision Investor Relations at 408-

969-5475 and directly from Gemstar-TV Guide by directing a request to Gemstar-TV Guide Investor Relations at 323-817-4600.

Each company’s directors and executive officers and other persons may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Macrovision’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 20, 2007 and information regarding Gemstar-TV Guide’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on April 10, 2007. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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For more information, contact:

Media:
Eileen Murphy, 212-852-7336, eileen.murphy@tvguide.com
or
Analysts and Investors:
Rob Carl, 323-817-4600, rob.carl@tvguide.com